UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated January 26, 2016: Safe Bulkers, Inc. Refinances US $44.9 Million Credit Facilities with a New US $40.0 Million Term Loan Facility with Danmarks Skibskredit A/S (Danish Ship Finance)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2016

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Refinances US $44.9 Million Credit Facilities

with a New US $40.0 Million Term Loan Facility with

Danmarks Skibskredit A/S (Danish Ship Finance)

Monaco, Monaco – January 26, 2016 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that the Company has entered into a new term loan facility refinancing three credit facilities, in the total amount of US $44.9 million, related to one Post-Panamax class vessel and two Panamax class vessels.  The new term loan facility with Danish Ship Finance, of US $40.0 million, has a tenor of six and a half years, is secured by the same three vessels that the old facilities financed and contains the following financial covenants, in line with the existing loan and credit facilities of the Company:

•

The total consolidated liabilities of the Company divided by its total consolidated assets must not exceed 85%.

•

The aggregate market value of the three vessels under the facility divided by the aggregate outstanding loan value must exceed 110% until year end 2017 and 120% 2018 onwards.

•

The ratio of the Company’s EBITDA1 to its interest expense must be not less than 2.0:1 on a trailing 12 month basis applicable from 2018 onwards

•

The consolidated net worth of the Company (total consolidated assets less total consolidated liabilities) must not be less than US $150.0 million.

The repayment schedule for the facilities that were refinanced and the repayment schedule for the new facility are presented in Table 1 below:

Table 1: Repayment Schedule on annual basis in US$ million.

	2016	2017	2018	2019	2020	2021	2022	Total
Old facilities	2.0	2.0	14.1	14.8	12.0	0.0	0.0	44.9
New facility	1.2	2.7	2.7	2.7	2.7	2.7	25.3	40.0

Dr. Loukas Barmparis, President of the Company, said: “This is the second refinancing agreement we entered into, designed to push back 3 balloon payments from 2018, 2019 and 2020 to 2022 in line with Company’s policy to maintain a comfortable debt repayment profile until 2020, at very competitive costs.”

1EBITDA is not a recognized measurement under US GAAP and represents net income before net interest expense, income tax expense, depreciation and amortization.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock, Series B, Series C and Series D preferred stock is listed on the NYSE, where it trades under the symbols “SB”, “SB.PR.B”, “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com